

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 19, 2009

<u>Via U.S. Mail</u>

Mr. Ben Roberts
Chief Executive Officer
Southfield Energy Corporation
1240 Blalock Road, Suite 150
Houston, Texas 77055

       Re: Southfield Energy Corporation
               Form S-1
               Filed September 21, 2009
               File No. 333-162029

Dear Mr. Roberts:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>General</u>

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your

document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Where You Can Find More Information, page 5

3.   The address listed for your website does not appear to be working. Please revise as necessary or explain why your website is not currently accessible.

The Offering

Use of Proceeds, page 10

4.   Here you state that "[you] *may* use the proceeds to pay for general and administrative expenses… (emphasis added)" In your discussion under Liquidity and Capital Resources on page 34, you indicate that the proceeds will first be used to cover operating expenses. Revise your disclosure as necessary to state your plans definitively and consistently where applicable.

Risk Factors, page 12

General

5.   Please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses "beyond our control," "no assurances can be given," "we cannot predict" and the term "inherent." Also avoid beginning sentences with "although" or "while."

We may become an investment company…, page 20

6.   Please revise your filing to state whether you have any current plans, proposals or arrangements, written or otherwise, to increase your equity investment in Meridian Resources Corporation or any other company. If you have any such plans, proposals or arrangements, please describe them.

Capitalization, page 30

7.   Please revise the explanatory paragraph to disclose that the offering is on a no minimum best-efforts basis. In addition, please revise the table to present an additional column reflecting the fact you may receive no proceeds and incur no additional debt from the offering.

Management's Discussion and Analysis of Financial Condition and Results or Operations

Results of Operations, page 32

8.   Please expand your discussion of the items listed under this caption to explain the reasons for material changes. For example, we note you state that your G&A expense increased from $88,151 for the six months ended June 30, 2008 to $227,686 for the six months ended June 30, 2009 and that your G&A expense for those periods included rent, office expenses, travel expenses, salaries for employees, and benefits for employees. However, you do not explain the reasons for such a material increase. In addition, please quantify the amount of the change that was contributed by each of the factors or events you identify when you refer to more than one component as a contributor to a material change. Similar concerns apply to the increase in your production costs as a percentage of revenues.

Liquidity and Capital Resources, page 34

9.   Your disclosure indicates you had a working capital deficit of $48,352 as of June 30, 2009. However, it appears from your quarterly financial statements for the period ended June 30, 2009 that you had a working capital deficit of $(708,352). Please modify your disclosure as necessary.

Compensation Discussion and Analysis, page 55

10. Expand your discussion to clarify the objectives and goals of your compensation plan. Discuss any items of performance that that are taken into account in setting compensation policies and making compensation decisions.

11. You state that "[you] expect that the specific direction, emphasis and components of executive compensation programs will continue to evolve." Discuss the factors that may influence your decision to change your compensation policies and what changes you may make based on those factors.

Financial Statements, page 60

Report of Independent Registered Public Accounting Firm, page F-2

12.   We note the first paragraph of the report identifies the statements of 'shareholders' equity;"
      whereas the financial statement included in the filing is titled 'Statements of Changes in
      Stockholders' Deficit." Please request your auditor modify the description of this financial
      statement so that the report meets the requirement of Rule 2-02(a)(4) of Regulation S-X.

Statement of Operations, page F-3

13.   Please tell us how your presentation of gross margin and depreciation, depletion, and
      amortization expense complies with SAB Topic 11:B.

14.   We note you present the line item captioned 'Impairment of Proved Reserves' as a non-
      operating item. Please tell us how you considered the guidance in paragraph 25 of FAS
      144, which requires an impairment loss of a long-lived asset or asset group to be included
      in income(loss) from operations, if such a subtotal is presented.

15.   It appears you have calculated basic and diluted net loss per share based on comprehensive
      loss for the year ended December 31, 2008, rather than net loss. Please revise your
      presentation of basic and diluted loss per share to comply with paragraphs 8 and 11 of FAS
      128, as appropriate.

Statements of Cash Flows, page F-5

16.   Please explain to us why your classification of the current portion of debentures payable
      issued during fiscal 2008 as an operating cash flow complies with paragraphs 18 and 19 of
      FAS 95. In this regard, it appears the cash flows associated with the issuances of your
      convertible debentures should be classified as financing activities.

Note 3 – Summary of Significant Accounting Policies, page F-7

Sales and Retirement Policies, page F-8

17.   We note your disclosure that "As of December 31, 2008, management has determined that
      the asset retirement obligation related to the plugging and abandonment of wells is
      immaterial individually and to the financial statements taken as a whole. As such, no asset
      retirement obligation is recorded in the statements presented." Given that you drilled 34
      wells in 2007 and 30 wells in 2008, please provide us with an analysis that supports your
      conclusion that recording an asset retirement obligation under FAS 143 was not material.

Income Taxes, page F-9

18.   We note your disclosure under this caption indicating you have deferred tax assets as of December 31, 2007 and 2008. Please tell us how your current disclosure complies with paragraph 43 of FAS 109.

Note 4 – Related Party Transactions, page F-11

19.   With respect to the amounts owed to you by one of your officers, please tell us how you intend to comply with Section 13(k) of the Exchange Act, with respect to the providing of personal loans by the company to executives.

Note 12 – Oil and Gas Properties, page F-13

20.   We note your disclosure that "According to the reserve report prepared by Huddleston and Company, as of December 31, 2007 and December 31, 2008 the company had proved reserves with estimated future net undiscounted revenues of $1,665,871 and $952,255, respectively." Based on this disclosure, it appears the measure you present is a non-GAAP measure since it differs from the GAAP standardized measure of discounted future net cash flows as contemplated in FAS 69 due to the exclusion of future income taxes and the discount factor. In this regard, please tell us why you believe your disclosure is not a non-GAAP measure or revise your footnotes to remove this disclosure. See Item 10(e)(ii)(C) of Regulation S-K. Similar concerns apply to your disclosure on page F-27. If you choose to present this measure in your filing outside the footnotes to your financial statements, please modify the description of this measure to avoid investor confusion and include the disclosures required by Item 10(e) of Regulation S-K.

Note 13 – Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-14

General

21.   Please include your reserve quantity information, as required by paragraph 10 and Illustration 4 of FAS 69.

Costs Incurred, page F-14

22.   It is not clear how the information you have provided under this caption is in compliance with the disclosure provisions of paragraph 21 and Illustration 2 of FAS 69. Please modify your disclosures as necessary or tell us why you do not believe this disclosure is applicable.

Standardized Measure, page F-15

23. Please revise the line item descriptions of the components of your standardized measure to more clearly comply with Illustration 5 of FAS 69. As an example, we note the first line of your presentation is titled 'Total future gross revenues,' rather than 'Future cash inflows.' Further, the disclosure in FAS 69 contemplates 'Future income tax expenses;' while you present 'Severance and Ad Valorem Taxes.'

24. In addition, please tell us how the amounts you present for 'Severance and Ad Valorem Taxes' comply with paragraph 30(c) of FAS 69. As noted in the preceding comment, FAS 69 contemplates only future income tax expense with respect to this disclosure.

Financial Statements for the Fiscal Quarter Ended June 30, 2009

Statement of Changes in Stockholders' Deficit, page F-20

25. Please reconcile the accumulated deficit balance shown under this caption of $(1,088,897) for June 30, 2009 with that presented in your balance sheet on page F-18, totaling $(1,022,170).

Note 3 – Summary of Significant Accounting Policies, page F-21

Sales and Retirement Polices, page F-21

26. We note your disclosure that "As of December 31, 2008, management has determined that the asset retirement obligation related to the plugging and abandonment of wells is immaterial individually and to the financial statements taken as a whole." Please update your disclosure for the current period presented.

Recent Accounting Pronouncements, page F-23

27. We note you include your proved properties (net) within the table presenting those assets and liabilities that you have measured at fair value, in accordance with FAS 157. Please explain to us why your proved properties are measured at fair value at June 30, 2009. To the extent you conclude your properties were properly measured at fair value at June 30, 2009, please revise to provide the additional disclosures required for fair value measurements using Level 3, as required by paragraphs 32 and 33, as applicable, of FAS 157, or otherwise explain why you do not believe these disclosures are necessary.

Note 6 – Acquisitions & Capital Investments, page F-25

28. We note, with regard to your investment in the equity of Meridian Resources, your statement that "It is management's opinion that the common stock of Meridian Resources is being traded below its intrinsic value and will recover from its present devaluation as the

major US stock exchanges rebound from the present recession and banking crisis." Based on this disclosure, please provide us with an analysis to support your conclusion that the impairment in the value of this investment is temporary. Refer to SAB Topic 5:M and FSP FAS 115-1/124-1.

Note 13 – Subsequent Events, page F-27

29. We note your disclosure under this caption that "On August 12, 2009, as a subsequent event to these financial statements, the Company sold its interest in the Aldwell Unit to the operator of the unit, Mariner Energy Inc., for $300,000;" and that the "effective date of the sale is September 1, 2009." Please tell us what consideration you gave to recognizing the proved properties associated with the Aldwell Unit as a disposal group classified as held for sale, under paragraph 30 of FAS 144, and reporting its results as discontinued under paragraphs 41 through 44 of FAS 144.

30. Please expand your disclosure under this caption to address the new disclosure requirements contemplated by paragraphs 12 through 15 of FAS 165.

31. In addition, please have your auditor provide us with an analysis to explain how they considered AU Section 560 for evaluating this subsequent event and AU Section 530 for dual-dating their report.

Item 15. Recent Sales of Unregistered Securities, page 63

32. For each transaction of unregistered securities, state briefly the rule and the facts relied upon for which an exemption is claimed.

Item 16. Exhibits and Financial Statement Schedules, page 64

33. Please file executed copies of all omitted exhibits, including the legality opinion and indenture, as soon as possible. Also, file all material contracts as exhibits. We note that 80% of your oil and natural gas revenue was derived from the Mary King Estill lease in the Richard King Field. Please file the lease agreement and your agreement with Durango Resources Corporation or explain why the agreements should not be filed. File any other material contracts related to your operations in this area. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

Engineering Comments

Overview, page 8

34. It appears your lease in the Richard King field should be named "Mary King Estell". Please amend your document if it is appropriate.

Our Properties, page 9

35.   We note your disclosed proved reserves as of year-end 2008. Given that you subsequently sold the Aldwell Unit, please amend your document to present the proved reserve information separately for the Mary King Estell lease and for the Aldwell Unit at year-end 2008. Identify your third party petroleum engineers and include their consent.

36.   Please submit to us the third party petroleum engineering report – in hard copy and electronic digital format, e.g. PDF - you used as the basis for your year-end 2008 proved reserve disclosures. The report should include:

   a)   Conventional one-line recaps for your two fields. Please separate each field's proved developed and proved undeveloped reserves as well as the associated net income and present worth figures;

   b)   Total company summary income forecast schedules for proved developed producing reserves, proved developed non-producing reserves and proved undeveloped reserves;

   c)   Individual income forecasts for each of the five wells in the Mary King Estell lease with separate schedules for each of the three proved reserve classifications.

      Please direct these engineering items to:
      U.S. Securities and Exchange Commission
      100 F Street NE
      Washington, DC 20549-4628
      Attn: Ronald M. Winfrey

Our Company, page 11

37.   The website, southfieldenergy.com, was inoperative as of October 9, 2009. Please remove the references to it here and on page 52.

Risk Factors, page 12

Our proved reserves may be subject to drainage from offset drilling locations, page 14

38.   Please include in the engineering items requested above, narratives and engineering exhibits (e.g. performance plots, volumetric calculations, analogy well performance) that explain the steps you have taken in estimating your proved reserves to account for future depletion by offsetting third party wells.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Durango Resources, page 32

39.   We note your statement, "Durango Resources has identified additional drilling locations that are adjacent to our current producing wells and has plans for additional drilling over the next twelve to twenty four months. We anticipate investing in additional wells with Durango should the opportunity arise." We also note your auditor's "going concern" qualification on page F-7. The facts that you have little or no control over the drilling decisions and lack the capital to finance any drilling appear to preclude the reasonable certainty of recovery that is necessary for the attribution of proved reserves. With a view toward possible disclosure, please explain how you intend to develop your claimed proved undeveloped reserves in a timely fashion.

Proved Reserve Estimates, page 36

40.   We note your statement "Our proved reserve information included in this prospectus as of December 31, 2007, and 2008 was prepared by Southfield's reservoir engineers. Estimates prepared by third parties may be higher or lower than those included herein." as well as "Estimated quantities of our proved oil and gas reserves as of December 31, 2007 and 2008 and the net present value of such proved reserves set forth in this prospectus, are based upon reserve reports prepared by Huddleston & Company." on page 59. Since Huddleston is a third party engineer, the underlined portion of the first statement seems to imply that Southfield's [in-house] reservoir engineers prepared your reserves. Please amend your document to explain fully the situation.

Business, page 39

Richard King Field, page 42

41.   We note your statement, "All of these wells contain substantial untapped resources that will provide us with sizeable revenues in the future...This project has been our most successful endeavor to date and still contains tremendous potential." Without technical evidence, these statements appear speculative in nature. Please include in the engineering items requested above, narratives and engineering exhibits that unequivocally support your statements. Alternatively, you may remove these statements from your document.

Proved Reserves, page 42

42.   We note the absence of any reference to the Commission rules related to the estimation of proved reserves. If true, please disclose that you have adhered to all the SEC rules applicable to proved reserve estimates. Otherwise remove all claimed proved reserves from your document.

43.   We note your discussion of reserve audits. Please explain to us the necessity of this
       disclosure if your third party engineer estimated (instead of audited) your proved reserves.

Proved Reserves, page 43

44.   Please amend your document to disclose your annual production figures for oil separately
       from those for gas.

Our Developed and Undeveloped Acreage, page 44

45.   Please amend your document to disclose the developed and undeveloped acreage figures as
       specified by SEC Industry Guide 2, paragraphs 4 and 5. Please note that the existence of
       proved reserves is not a determinant for development status.

46.   Please amend your document to add the figures for your proved reserves and proved
       developed reserves to your pie chart presentations.

Notes to Financial Statements, page F-7

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and
Production Activities, page F-14

47.   We note the absence of the costs incurred and proved reserve disclosures required by FAS
       69, paragraphs 11 and 21. Please amend your document to comply with FAS 69.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon at (202) 551-3299 if you have questions regarding the accounting comments. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. J. Eric Johnson
        via facsimile: (713) 229-2642